Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following are revised telephone scripts for calls by Malkin Holdings LLC and its proxy solicitation agent to investors in Empire State Building Associates L.L.C:

Revised Telephone Script

MALKIN HOLDINGS

•

Hi, this is [CALLER NAME] from Malkin Holdings. I’m calling today to let you know that we have not yet received your ballot and we want to let you know that the sooner the solicitation process has ended, the sooner the benefits of the consolidation can be achieved.

•	We want to let you know that the court has ruled favorably for us this week on both of the pending litigation matters:

•	The challenge to the buyout was defeated.

•	The court ruled that the buyout, which has been in your investment documents from inception, is legally binding and enforceable.

•	The court stated that it would issue an order giving final approval to the class action settlement.

•	The estimated amount you will receive from the settlement proceeds is shown on page 232 of the prospectus/consent solicitation.

•

If the consolidation and IPO go forward, you will receive at that time special distributions consisting of excess reserves from your entity and the reimbursement your entity will receive from the IPO proceeds to reimburse its expenses over the last almost 3 years for consolidation and IPO expenses. You will also receive your share of the class action settlement proceeds. (You receive settlement proceeds—you do not pay any portion of the settlement.) [See S-4 pages 231-232 for estimated amounts of these distributions, which vary for each participant based on such participant’s prior voluntary consents to override and reimbursement, but in any event exceed 120% of the original investment amount for an ESBA participant.]

•	I would also like to remind you that you have the option to defer tax that would be triggered by the proposed consolidation. We want to make sure you know that this tax deferral treatment is well established and is not contingent upon obtaining any IRS or SEC ruling. Do you have any question about the three different elections for Operating Partnership units, Class B REIT Shares, or Class A REIT Shares?

•

The primary benefits of this transaction include greater potential for increased distributions and capital appreciation; better protection for all investors; and increased liquidity, which will give investors the option, but not the requirement, to sell their investment if and when they so choose.

•

Malkin Holdings believes that the consolidation gives investors greater potential for increased distributions and increased value from capital appreciation than they would have by remaining a participant in the existing entities. This belief is based on the anticipated growth in the revenues of the initial properties operated as a branded portfolio and potential additional investments by the REIT.

•

This transaction is expected to result in regular quarterly dividends which must be at least 90% of REIT taxable income on an annual basis. The source of distributions will be the consolidated results of a portfolio of properties, rather than being dependent on just one property. We believe the portfolio is strong, with diverse, redeveloped properties; strong same-store-rental growth potential from undermarket rents in the portfolio; and low leverage.

•

Malkin Holdings also believes that this path will provide greater protection to all investors. Control by an outside board will result in coordinated planning and decision-making and improved accountability from a board of directors responsible for overseeing the operations of the REIT and consisting entirely of independent directors except Chairman and CEO Anthony Malkin.

•	The new modern structure will help the company attract qualified personnel for management succession in the future. Only one member of the Malkin family will be on the payroll of the new entity.

•

And perhaps most importantly, it will also provide the liquidity that investors currently lack. Should you need or want to sell all or part of your ownership interest for any reason at any time after the expiration of the initial lock-up period, Malkin Holdings expects that there will be a public market to facilitate an efficient sale. Historically, there has been only a limited market for sales of participation interests, which does not reflect the true value of the participation interests. Liquidity doesn’t matter when you don’t need it, but is vital when you do.

•	If you have a question regarding your consent form, I can help you fill it out now. Filling out these forms correctly is very important for you to get what you want.

•	[IF YOU RECEIVE A QUESTION REGARDING THE MALKINS:]

•

The Malkin family are investors in the Empire State Building, just like you. Their share of proceeds from ESBA is nearly three times their interest in ESBC, and they are bearing their share of all expenses.

•	[IF YOU RECEIVE A QUESTION REGARDING THE OVERRIDES]:

•	Since the original organizational documents were signed, Malkin Holdings has had a 6% override on all distributions by ESBA.

•	The voluntary override on capital transactions increased to 10% from the override that it already had of 6% on distributions.

•	Malkin Holdings has overrides on almost all of the properties, not just on ESBA. In this transaction, the overrides are not being assessed to ESBA alone.

•	[IF YOU RECEIVE A QUESTION REGARDING THE CLASS ACTION SETTLEMENT:]

•

The class action settlement is being paid exclusively by certain partners in ESBC, mostly the Malkin family and the Helmsley Estate. No other investor is paying any of the settlement, and neither Malkin affiliates nor the Helmsley Estate will receive any payment from the settlement.

Revised telephone script

MACKENZIE

•

I am [name] at [MacKenzie Partners] and am calling [as agent] for Malkin Holdings regarding the proposed consolidation of various office and retail properties into a publicly traded real estate investment trust, known as a REIT. The new entity will be called Empire State Realty Trust, Inc.

•	We want to let you know that the court has ruled favorably for us this week on both of the pending litigation matters:

•	The challenge to the buyout was defeated.

•	The court ruled that the buyout, which has been in your investment documents from inception, is legally binding and enforceable.

•	The court stated that it would issue an order giving final approval to the class action settlement.

•	The estimated amount you will receive from the settlement proceeds is shown on page 232 of the prospectus/consent solicitation.

•

We are also calling to let you know that we have not yet received your ballot, and we would like to let you know that the sooner the solicitation process is completed, the sooner its benefits can be achieved.

•	We thought it might be helpful if we called you directly to answer any question you may have and make sure you understand these benefits.

•	And if you have a question regarding your consent form, we can help you fill it out now. Filling out these forms correctly is very important for you to get what you want.

•	Is now a good time to for you? If not, would you like to schedule a time for me or someone else from the organization to call you back?

•	Thank you for taking the time to speak with us. I would appreciate your confirming your email address for our records.

•

I would like to confirm that you are aware that you have the option to defer tax that would be triggered by the proposed consolidation. We want to make sure you know that this tax deferral treatment is well established and is not contingent upon obtaining any IRS or SEC ruling. Do you have any question about the three different elections for Operating Partnership units, Class B REIT Shares, or Class A REIT Shares?

•

We understand that change can be disconcerting and that many of you may be content with your current investment as is. But Malkin Holdings believes you will receive many benefits from the proposed transaction, and I would like to share some of them with you now. (Answers to questions should track the S-4 or be referred to an MH source for a follow-up call.)

•

If the consolidation and IPO go forward, you will receive at that time special distributions consisting of excess reserves from your entity and the reimbursement your entity will receive from the IPO proceeds to reimburse its expenses over the last almost 3 years for consolidation and IPO expenses. You will also receive your share of the class action settlement proceeds. (You receive settlement proceeds—you do not pay any portion of the settlement.) If the consolidation and IPO do not occur, you will not receive any of these amounts. [See S-4 pages 231-232 for estimated amounts of these distributions, which vary for each participant based on such participant’s prior voluntary consents to override and reimbursement, but in any event exceed 120% of the original investment amount for an ESBA participant.]

•

The primary benefits of this transaction include greater potential for increased distributions and capital appreciation; better protection for all investors; and increased liquidity, which will give investors the option, but not the requirement, to sell their investment if and when they so choose.

•

Malkin Holdings believes that the consolidation gives investors greater potential for increased distributions and increased value from capital appreciation than they would have by remaining a participant in the existing entities. This belief is based on the anticipated growth in the revenues of the initial properties operated as a branded portfolio and potential additional investments by the REIT.

•

This transaction is expected to result in regular quarterly dividends which must be at least 90% of REIT taxable income on an annual basis. The source of distributions will be the consolidated results of a portfolio of properties, rather than being dependent on just one property. Malkin Holdings believes the total portfolio is strong, with diverse, redeveloped properties; strong same-store-rental growth potential from undermarket rents in the portfolio; and low leverage.

•

Malkin Holdings also believes that this path will provide greater protection to all investors. Control by an outside board will result in coordinated planning and decision-making and improved accountability from a board of directors responsible for overseeing the operations of the REIT and consisting entirely of independent directors except Chairman and CEO Anthony Malkin.

•	The new modern structure will help the company attract qualified personnel for management succession in the future. Only one member of the Malkin family on the payroll of the new entity.

•

And perhaps most importantly, it will also provide the liquidity that investors currently lack. Should you need or want to sell all or part of your ownership interest for any reason at any time after the expiration of the initial lock-up period, Malkin Holdings expects that there will be a public market to facilitate an efficient sale. Historically, there has been only a limited market for sales of participation interests, which does not reflect the true value of the participation interests. Liquidity doesn’t matter when you don’t need it, but is vital when you do.

•

As you likely know, Malkin Holdings supervises buildings throughout the greater New York metropolitan area, in and out of Manhattan. The properties that will be acquired by the REIT each have their own unique attributes and what Malkin Holdings believes is significant growth opportunities. Many of them are award-winning in their own right. The properties have an excellent and growing collection of top quality tenants, generally with equal or better credit to the new tenants who are leasing space at the Empire State Building. And all are located in locations near important transportation hubs in Manhattan or business communities in the New York metropolitan area such as White Plains and Stamford.

•	While the Empire State Building is the most well-known, it is only one property, and all the properties are valuable. Malkin Holdings believes they all show potential for upside.

•

Malkin Holdings recommends and requests that you vote “FOR” the consolidation and the third-party portfolio sale proposal and that you join the more than 70% of all investors previously solicited in other entities supervised by Malkin Holdings who have elected to “AGREE” to the voluntary reimbursement.

•	Importantly, the consent form offers you choices as to the form of consideration you will receive from the consolidation:

•	Operating Partnership units—100% tax-deferred, but not including REIT voting rights

•	Operating Partnership units with Class B REIT shares—98% tax-deferred, including REIT voting rights as if holding all Class A REIT shares

•	Class A REIT shares—100% taxable, including REIT voting rights

•	Malkin Holdings plans to list the Class A REIT Shares and Operating Partnership units on the New York Stock Exchange.

•

These are the same choices as were offered to the private investors and the Malkin family. The Malkin family mostly elected such Operating Partnership units with accompanying Class B REIT Shares. The Malkins are holders, not sellers. Like all other investors, they are looking for the potential for increased distributions, as compared to current distributions, made possible by this consolidation.

•

[FOR ESBA ONLY: One thing that is very important for Empire State Building Associates is the fact that the status quo cannot continue. Under Leona Helmsley’s will, her executors must sell all interests in her estate which represent more than a 1% ownership interest in any corporation, partnership or other business entity. Her estate’s interests include an interest in the operating lease of the Empire State Building which shares a veto with the Malkin family of all decisions by the operating lessee of the Empire State Building. Thus, a sale by the estate to an unknown third party carries real risk to investors, because such party would have the power to significantly influence and control operations and, as a result, distributions to investors.]

•

Now that I have touched on some of the current topics, I want to ask you if you have any specific questions about the consolidation proposal or if any of what you have read or heard is of concern to you? I will do my best to answer your questions, or I will arrange for someone to follow up with you if I cannot answer any question myself.

•

We also want to take a moment to ask you if you have any question or comment about any outreach you may have received from individuals who are opposing this transaction. Malkin Holdings has been following the comments and questions they have raised about our proposed transaction. Under securities laws, Malkin Holdings was required to provide your address to these investors. Malkin Holdings has received reports of statements made on these calls and has heard many of these calls themselves. Malkin Holdings believes that those individuals are disseminating false and misleading information about ESBA and the proposed transaction. Malkin Holdings suggests that you rely on its materials which have been filed with the SEC (i.e., the prospectus/consent solicitation which was included in the Form S-4 and materials we have sent you) for facts and conclusions about this transaction, rather than on these individuals’ conclusions. From Malkin Holdings’ direct experience, they believe one cannot rely on the accuracy of these individuals’ conclusions.

•	[IF YOU RECEIVE A QUESTION REGARDING THE EDELMANS:]

•

Malkin Holdings believes this consolidation and IPO offers numerous compelling benefits to all investors, including an option for a 100% tax-deferral, new-found liquidity from publicly traded securities on the New York Stock Exchange, steady dividends, diversification and growth prospects. Now that investors have complete information before them, Malkin Holdings is confident that investors will appreciate the benefits to them and vote for the consolidation and IPO.

•

Malkin Holdings thinks the organized opposition to this led by the Edelman cousins and those working with them is using lies and deception to influence votes. Malkin Holdings thinks anyone who votes on their message will be exposed to economic harm and will have a claim against the Edelmans. The Malkins are working hard to correct statements the Edelmans have made which Malkin Holdings believes are deceptive and misleading.

•	[IF YOU RECEIVE A QUESTION REGARDING THE MALKINS:]

•

The Malkin family are investors in the Empire State Building, just like you. Their share of proceeds from ESBA is nearly three times their interest in ESBC, and they are bearing their share of all expenses.

•	[IF YOU RECEIVE A QUESTION REGARDING THE OVERRIDES:]

•	Since the original organizational documents were signed, Malkin Holdings has had a 6% override on all distributions by ESBA.

•	The voluntary override on capital transactions increased to 10% from the override it already had of 6% on distributions.

•	Malkin Holdings has overrides on almost all of the properties, not just on ESBA. In this transaction, the overrides are not being assessed to ESBA alone.

•	[IF YOU RECEIVE A QUESTION REGARDING THE CLASS ACTION SETTLEMENT:]

•

The class action settlement is being paid exclusively by certain partners in ESBC, mostly the Malkin family and the Helmsley Estate. No other investor is paying any of the settlement, and neither Malkin affiliates nor the Helmsley Estate will receive any payment from the settlement.

•	Now that we have mailed you the final document and consent solicitation, we welcome your questions so that you can be informed and return your consent form promptly.

•	Malkin Holding strongly recommends that you vote “FOR” the proposals.

•	I hope this information is helpful to you. We are here to answer your questions. Please feel free to contact us at any time.